SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

March 23, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (see instructions) IA; CO

CUSIP No. 736233107	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 736233107	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 736233107	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Porter Bancorp, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Clinton Group, Inc. ("CGI"), a Delaware corporation, the investment advisor to MAGN, with respect to the shares of Common Stock and warrants held by MAGN;

(ii)	Clinton Magnolia Master Fund, Ltd. ("MAGN"), a Cayman Islands exempted company, with respect to the shares of Common Stock and warrants held by it;

(iii)	George Hall, Chief Investment Officer of CGI, with respect to the shares of Common Stock and warrants held by MAGN.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 9 West 57th Street, 26th Floor, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

CGI is a corporation organized under the laws of the State of Delaware. MAGN is a Cayman Islands exempted company. George Hall is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value (the "Common Stock").

CUSIP No. 736233107	13G	Page 6 of 10 Pages

Item 2(e).	CUSIP NUMBER:

736233107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment Adviser, in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	OWNERSHIP.

A.	CGI
	(a)	Amount beneficially owned: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
(b)
Percent of class: 6.2%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 11,845,706  shares of Common Stock issued and outstanding on December 5, 2010 as reflected in the Form 8-K filed by the Company on November 19, 2010.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)

CUSIP No. 736233107	13G	Page 7 of 10 Pages

B.	MAGN
	(a)	Amount beneficially owned: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
	(b)	Percent of class: 6.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)

C.	George Hall
	(a)	Amount beneficially owned: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
	(b)	Percent of class: 6.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 744,135 shares of Common Stock (including Warrants to purchase 228,261 shares of Common Stock)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 1

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 736233107	13G	Page 8 of 10 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 736233107	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 31, 2011

CLINTON GROUP, INC.
By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

/s/ George Hall
George Hall

CUSIP No. 736233107	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  March 31, 2011

CLINTON GROUP, INC.		CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski	By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski	Name:	Francis Ruchalski
Title :	Chief Financial Officer	Title:	Chief Financial Officer

/s/ George Hall
George Hall